M&G Investment Management Limited 10 Fenchurch Avenue London EC3M 5AG	mandg.com T 020 7626 4588

Methanex Corporation

1800 Waterfront Centre
200 Burrard Street
Vancouver, BC
V6C 3M1
Canada
30 September 2021

Dear Board of Directors,

I am writing to you on behalf of M&G Investment Management (“M&G” or “we”). M&G currently owns approximately 19.5% of the outstanding shares of Methanex Corporation (“Methanex”).

Over recent months, we feel we have made considerable progress with the board about the strategic direction of the company. We appreciate the time and effort from yourself and other members of the board that has enabled us to reach this position. The strategic update in July, together with the subsequent buyback announcement, has our full backing and support. We wish to highlight the key issues where we are especially supportive:

G3

We are supportive of the decision to restart G3. We believe the economics of the remaining capital spend per tonne of production, net of the likely significant cancellation fee, make this the most compelling capital allocation option at this time. We are very supportive of the company’s strategic partnership with MOL and believe this has now enabled G3 to be fully de-risked in all realistic scenarios which now satisfies our key original concern. As you know, we were extremely disappointed with the original decision to sanction G3 in 2019 without a partner to help de-risk the project, resulting in our votes against the directors involved in the last two AGMs. However, now that the balance sheet stress has passed, we agree that the remaining capital outlay for the project is now well within acceptable risk limits.

Our positive assessment of the G3 project has assumed the transaction fee to current cash on hand, coupled with current Q3 free cash flow and a sizeable working capital buffer (that will release in the event of a problematic price drop), this puts the company in a commanding position to execute the remainder of the project in almost any scenario. We have also been encouraged by the reduction in guidance for the overall project budget as well as the level of contingency baked into the remaining budget.

Registered office: 10 Fenchurch Avenue, London EC3M 5AG. Registered in England and Wales. Registered Number 936683. Authorised and regulated by the Financial Conduct Authority.  JUL 20 / 464704

Balance sheet / Leverage

We are very supportive of the company’s announcement to reduce leverage and now target an acceptable leverage ratio for pricing at low points in the cycle ($275-300). This is critical to reduce shareholder stress when the pricing cycle goes through its inevitable weak periods. The repayment of the $173m G3 construction facility is a great start, as well as the intention of putting the company in a position to retire the $300m 2024 loan when the timing is right. These actions, together with the ongoing lease repayments, should achieve the company’s new targets when G3 is completed. We are also very supportive of the intention to establish a $300m minimum cash position and hold the remainder of G3 capital spend as cash.

No major projects on the horizon

‘Geismar 3 is the only significant growth capital expected over the next few years’. We are supportive of the company not pursuing further production growth at this time and allowing other forms of capital allocation to drive shareholder value over this period.

Shareholder distributions – greater weighting towards flexible vehicles (share buybacks)

We are supportive of this decision and believe considerable value can be generated by the company engaging on a sustained effort to reduce the number of shares outstanding. The valuation of the company has been below intrinsic value for prolonged periods and it is an exciting prospect for shareholders to become much larger owners over time without expending extra capital. Previous share buyback programmes have coincided with excellent periods of shareholder return and we look forward to returning to this scenario. The potential for the success here is vast given the sheer scale of potential free cash flow when G3 is complete (and beforehand if current pricing remains robust).

We believe the market currently completely underestimates the scale of the reduction of the company enterprise value that lays ahead. It is our expectation that cash flow generation of the business at current levels will put you in a cash position well above the $300m minimum + remaining G3 capital spend in the next few months. At that point, the company is in truly excellent financial shape and will be generating genuine excess free cash flow from its existing operations. We expect the company to then strike a balance between significant share repurchases and cash build for future debt repayment purposes.

We therefore now believe Methanex is on the right path despite the original G3 decision back in 2019. We are now happy to be in a position to support the board and its vision for the company.

Kind regards,

For and on behalf of M&G Investments

Jeremy Punnett

Director – Corporate Governance